AB 5/31

07006495

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MAIL PROCESSING SECTION RECEIVED MAY 30 2007 WASH, D.C. 210

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bariston Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Washington Street
(No. and Street)

Woburn (City) MA (State) 01801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Greene 617-935-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feeley & Driscoll P.C.
(Name – *if individual, state last, first, middle name*)

200 Portland Street (Address) Boston (City) MA (State) 02114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 01 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 5/31

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin C. Madden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bariston Securities, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLENE M. BETTENCOURT
Notary Public
Commonwealth of Massachusetts
My Commission Expires
December 13, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

FINANCIAL STATEMENTS

MARCH 31, 2007

F&D

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Statement of Financial Condition March 31, 2007	2
Statement of Operations For the year ended March 31, 2007	3
Statement of Changes in Stockholder's Equity For the year ended March 31, 2007	4
Statement of Cash Flows For the year ended March 31, 2007	5
Notes to Financial Statements March 31, 2007	6
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934	8
Schedule II - Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934	9
Supplementary Report of Independent Auditors	10

F&D

FEELEY & DRISCOLL, P.C.
Certified Public Accountants/Business Consultants

The Board of Directors
Bariston Securities, Inc.
Woburn, Massachusetts

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Bariston Securities, Inc. (the "Company") (a Massachusetts corporation and a wholly owned subsidiary of Bariston Holdings, Inc.) as of March 31, 2007, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bariston Securities, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 25, 2007

Feeley & Driscoll, P.C.

200 Portland Street, Boston, Massachusetts 02114-1709 • (617) 742-7788
154 Broad Street, P.O. Box 3158, Nashua, New Hampshire 03061-3158 • (603) 889-0444
Telefax: (617) 742-0210
www.fdcpa.com

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Statement of Financial Condition

March 31, 2007

Assets

Cash	$	13,002

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	5,000
Income taxes payable		456
Total liabilities		5,456
Stockholder's equity:		
Common stock, $0.10 par value; 300,000 shares authorized; 1,000 shares issued and outstanding		100
Additional paid-in capital		200,406
Accumulated deficit		(192,960)
Total stockholder's equity		7,546
Total liabilities and stockholder's equity	$	13,002

See accompanying notes to financial statements.

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Statement of Operations

For the year ended March 31, 2007

Revenues	$	-
Expenses:		
Legal and accounting		10,626
License and registration fees		13,239
Insurance		368
Operating loss		(24,233)
Interest income		65
Net loss before state income taxes		(24,168)
State income taxes		456
Net loss	$	(24,624)

See accompanying notes to financial statements.

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Statement of Changes in Stockholder's Equity

For the year ended March 31, 2007

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at March 31, 2006	1,000	$ 100	$ 176,406	$ (168,336)	$ 8,170
Contribution of Capital			24,000		24,000
Net loss				(24,624)	(24,624)
Balances at March 31, 2007	1,000	$ 100	$ 200,406	$ (192,960)	$ 7,546

See accompanying notes to financial statements.

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Statement of Cash Flows

For the year ended March 31, 2007

Cash flows from operating activities:		
Net loss	$	(24,624)
Adjustments to reconcile net loss to net cash used in operating activities -		
Decrease in accrued expenses		(814)
Net cash used in operating activities		(25,438)
Cash flows from financing activities -		
Capital contributions received		24,000
Net cash provided by financing activities		24,000
Net decrease in cash		(1,438)
Cash at beginning of year		14,440
Cash at end of year	$	13,002

See accompanying notes to financial statements.

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Notes to Financial Statements

March 31, 2007

Note 1 - Organization

Bariston Securities, Inc. (the "Company") is a wholly-owned subsidiary of Bariston Holdings, Inc. ("BHI"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and provides services to an affiliated company. Revenues generated in the course of these activities are recorded in the books of the affiliated company. The parent has committed to the funding of the operating expenses of the Company, whenever necessary, in the form of additional capital contributions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from placement fees are recognized when earned and expenses are recognized when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company's federal tax return is included in the consolidated tax return of its parent, BHI. The Company's tax provision is calculated on a separate return basis, and taxes payable or benefits taken are transferred to BHI. The Company files its own Massachusetts state tax return.

The Company provides for income taxes in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. The amount of deferred tax asset or liability is based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Note 3 - Net Capital

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. The Company's net capital, as computed under rule 15c3-I was $7,546, which exceeded required net capital of $5,000, by $2,546. The Company's ratio of aggregate indebtedness to net capital was .72:1 at March 31, 2007.

Note 3 - Net Capital - Continued

The Company is exempt from rule 15c3-3 as it maintains a special account for the exclusive benefit of its customers, and it does not otherwise hold funds or securities for, or owes money or securities to, its customers.

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Schedule I

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Act of 1934

March 31, 2007

Net capital	$	7,546
Minimum net capital required		5,000
Excess net capital	$	2,546
Aggregate indebtedness -		
Accrued expenses	$	5,456
Ratio - aggregate indebtedness to net capital	$	0.72:1

There are no material differences in the Computation of Net Capital under rule 15c3-1 of the Securities Exchange Act of 1934 and computation of net capital in the Company's corresponding unaudited FOCUS Report Part IIA, filed as of March 31, 2007.

BARISTON SECURITIES, INC.
(A Wholly Owned Subsidiary of Bariston Holdings, Inc.)

Schedule II

Computation for Determination of Reserve Requirements for
Broker-Dealers under Rule 15c3-3
of the Securities Exchange Act of 1934

March 31, 2007

Bariston Securities, Inc. is exempt from the reserve requirements of rule 15c3-3, as it maintains a special account for the exclusive benefit of its customers, and it does not otherwise hold funds or securities for, or owes money or securities to, its customers. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirements pursuant to rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of rule 15c3-3 throughout the year ended March 31, 2007.

F&D

FEELEY & DRISCOLL, P.C.
Certified Public Accountants/Business Consultants

Supplementary Report of Independent Auditors

The Board of Directors
Bariston Securities, Inc.
Woburn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Bariston Securities, Inc. (the "Company") for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control"), including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not provide an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

200 Portland Street, Boston, Massachusetts 02114-1709 • (617) 742-7788
154 Broad Street, P.O. Box 3158, Nashua, New Hampshire 03061-3158 • (603) 889-0444
Telefax: (617) 742-0210
www.fdcpa.com

The Board of Directors
Bariston Securities, Inc.
Woburn, Massachusetts

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

May 25, 2007

Feeley & Driscoll, P.C.

END